August 19, 2020

Katherine Hsu
Office Chief
Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:      Benchmark 2019-B11 Mortgage Trust
Form 10-K for Fiscal Year Ended December 31, 2019
Filed March 17, 2020
File No. 333-226123-03

Dear Ms. Hsu:

We are acting as counsel to J.P. Morgan Chase Commercial Mortgage Securities Corp. (“JPMCC”) in connection with your letter dated August 6, 2020 transmitting the comment (the “Comment”) of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Form 10-K filing (the “Filing”).  We have reviewed the Comment and the Filing and have discussed the Comment with various representatives of JPMCC.
For your convenience, the Staff’s comment is repeated in italics below, followed by the response of JPMCC.
Form 10-K
Exhibits

1.
There is a lack of clarity as to whether Exhibit 34.30 and Exhibit 33.30 (Park Bridge Lending Services LLC) refer to the same platform. Please clarify whether the platform to which the assessment and attestation relate are the same.

We have communicated with Park Bridge Lender Services LLC (“Park Bridge”) and Gettry Marcus CPA, P.C. (“Gettry”) and they have each informed us that the platform described in the assessment of compliance with applicable servicing criteria (the “Assessment”) and the related attestation report (the “Attestation”) provided by Gettry covers the same platform of transactions.  In addition, Park Bridge has indicated that future Assessments and Attestations delivered will more clearly reflect the platform being covered to avoid any confusion.

In responding to the Staff’s comment with respect to the Filing, JPMCC has authorized us to acknowledge on their behalf, and we hereby acknowledge, that:

David S. Burkholder     Tel +1 704 348-5309     Fax +1 704 348-5200     david.burkholder@cwt.com

Katherine Hsu
August 19, 2020

•	JPMCC is responsible for the adequacy and accuracy of the disclosure in the Filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and
•	JPMCC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions you have regarding the foregoing.

Very truly yours,

/s/ David S. Burkholder

David S. Burkholder

cc:	Kunal K. Singh Bradley J. Horn Ian W. Sterling